UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15-d 16 of
The Securities Exchange Act of 1934

For the month ended:  November 8, 2004

Commission File Number:  000-50492

FIRST EMPIRE CORPORATION INC.

(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA

(Jurisdiction of Incorporation)

47 Avenue Road, Suite 200, Toronto, Ontario, Canada M5R 2G3

(Address of principal executive Offices)

(416) 860 0211

(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST EMPIRE CORPORATION INC.

(Registrant)

November 8, 2004	By: /s/ Kam Shah

Date	Chief Executive Officer and Chief Financial Officer

page i

TABLE OF CONTENTS

Page No.

Item I	Notice of Annual and Special Meeting	1-2
Item II	Information Circular	3-10
Item II	Proxy Form	11-12

ii

F I R S T E M P I R E C O R P O R A T I O N I N C .

47 Avenue Road, Suite 200 Toronto, ON M5R 2G3 T: 416-860-0211 F: 416-361-6228

November 1, 2004

Dear Shareholder:

Re:  Annual and Special Meeting of Shareholders

Enclosed herewith you will find a Notice of Annual and Special Meeting of Shareholders to be held on Thursday, November 25, 2004, at the hour of 9:00 a.m. at Suite 200, 47 Avenue Road, Toronto, Ontario, together with an Information Circular, Proxy and Audited Financial Statements of the Corporation for the fiscal year ended June 30, 2004.

The Notice of Meeting and Information Circular describe the items of business to be dealt with at the meeting and provide you with other pertinent information about First Empire Corporation Inc., its directors and executive officers. Further, the Corporation has filed its Management's Discussion and Analysis of the financial statements on SEDAR and you are encouraged to review the document at www.sedar.com.

If you cannot attend the meeting, it is important you represent yourself by proxy. The form of proxy enables you to signify your voting intentions in advance whether or not you plan to attend the meeting. Please complete, date and sign the form and return to our office in the envelope provided.

Yours truly,

FIRST EMPIRE CORPORATION INC.

/s/ Kam Shah

Kam Shah CA CPA
Chairman, Chief Executive Officer
and Chief Financial Officer

F I R S T E M P I R E C O R P O R A T I O N I N C .

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting of the shareholders of First Empire Corporation Inc. (the "Corporation") will be held at Suite 200, 47 Avenue Road, Toronto, Ontario, on the 25th day of November, 2004 at the hour of 9.00 AM (Toronto time) for the following purposes:

1.	To receive the consolidated financial statements for the year ended June 30, 2004 and the report of the auditors thereon.

2.	To elect directors.

3.	To appoint auditors and to authorize the directors to fix their remuneration and/or appoint, if necessary, another auditor, as seen fit, in the event of a material event.

4.	To consider and if thought appropriate, pass a resolution authorizing directors to make any amendments to the "1999 Stock Option Plan" if deemed necessary.

5.	To consider and if thought appropriate, pass a special resolution authorizing directors to continue to raise funds through private placements as seen fit; and to issue as they deem necessary as many additional common, convertible or preferred shares, warrants, or any other financial instruments, through the sale of an exempt offering or shelf registration of common shares as defined by governing regulatory bodies for use in acquisitions, private placements, working capital or debt.

6.	To consider and if thought appropriate, pass a resolution authorizing directors to make any changes to the Corporation's by-laws as they deem fit.

7.	To consider and if thought appropriate, authorize directors to approve issuance of additional common shares of the Corporation for the settlement of all or part of debts and payables of the Corporation, at the discretion of the Directors.

8.	To consider and if thought appropriate, pass a resolution to either split the issued capital of the Corporation such that up to ten new common shares would be issued in exchange for one old issued common shares of the Corporation or consolidate the issued capital of the Corporation such that one share be issued in exchange for up to ten old issued common shares of the Corporation, at the discretion of the Directors of the Corporation within the next Annual General Meeting.

9.	To consider and if thought appropriate, pass a Special Resolution changing the name of the Corporation to "First Empire Industries Inc." or any name acceptable to the Board of Directors and the Minister of Consumer and Commercial Relations.

10.	To consider and if thought fit, to pass a special resolution to amend the Articles of the Corporation to move the jurisdiction of the Corporation to the USA, at the discretion of the Directors.

11.	To transact such further and other business as may properly come before the meeting or any adjournment thereof.

Copies of the Information Circular, Proxy and Audited Financial Statements of the Corporation accompany this notice. All instruments appointing proxies to be used at the above meeting must be deposited at the office of the Corporation, Suite 200, 47 Avenue Road, Toronto, Ontario, M5R 2G3, no later than 11 o'clock in the forenoon (Toronto time) on November 24th, 2004.

DATED at Toronto this 1st day of November 2004.

BY ORDER OF THE BOARD

/s/ Kam Shah

Kam Shah
Chairman, Chief Executive Officer and
Chief Financial Officer

INFORMATION CIRCULAR
PROXIES
MANAGEMENT SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY MANAGEMENT OF PROXIES to be used at the annual and special meeting of the shareholders of First Empire Corporation Inc. (the "Corporation") to be held Thursday, November 25, 2004. Proxies will be solicited primarily by mail and may also be solicited by the directors and/or officers of the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are either directors or representatives of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE COPRORATION, TO REPRESENT THEM AT THE MEETING MAY DO SO by inserting such other person's name in the blank space provided in the form of proxy and depositing the completed proxy at the office of the Corporation, Suite 200, 47 Avenue Road, Toronto, Ontario, M5R 2G3.

A proxy can be executed by the shareholder or his/her attorney duly authorised in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorised.

In addition to any other manner permitted by law, the proxy may be revoked before it is excercised by instrument in writing and delivered in the same manner as the proxy, at any time up to and including the last business day preceding the day of the meeting or any adjournment thereof, at which time the proxy is to be used or delivered to the Chairman of the meeting on the day of the meeting or any adjournment thereof, prior to the time of voting and upon either such occurence, the proxy is revoked.

DEPOSIT OF PROXY

By resolution of the directors of the Corporation duly passed, ALL PROXIES TO BE USED AT THE MEETING MUST BE DEPOSITED NOT LATER THAN 11.00 AM on November 24, 2004, or any adjournment thereof, at the Corporation's office, Suite 200, 47 Avenue Road, Toronto, Ontario M5R 2G3, provided that a proxy may be delivered to the Chairman of the meeting on the day of the meeting or any adjournment thereof, prior to the time for voting.0

INSTRUCTIONS FOR COMPLETING PROXY FORM

1.	Please complete and sign the proxy authorization form.

2.	Your vote will be recorded on receipt of the proxy authorization form.

3.	Please use the return envelope provided.

4.	If you have any questions regarding the enclosed documents, please contact the individual who serves your account.

5.	Exercising your right to vote is an important part of investing. We urge you to review the enclosed material and exercise your voting rights by returning the enclosed proxy authorization form immediately.

6.	You may send your entire proxy authorization form by facsimile to 416-361-6228. Please ensure the proxy authorization form is completed and signed.

If you plan to attend the meeting, or designate another person(s) to attend on your behalf, please strike out the names of the appointed persons as proxy holders and print your name or that of your delegate(s), in the space provided. You may vote on the resolutions now or you may elect not to vote until the meeting.

It is important to sign, date and return the proxy authorization form in the envelope provided as soon as possible. An unsigned proxy form cannot be counted. Please note, if you appoint yourself or another person(s) on your behalf, you or your delegate(s) must attend the meeting for your vote to count.

VOTING
VOTING OF SHARES AND PRINCIPAL HOLDERS THEREOF

As of October 13, 2004, there were 9,168,995 common shares outstanding, each carrying the right to one vote per share. The board of directors fixed the close of business on October 13, 2004, as the record date for the purpose of determining shareholders entitled to receive notice of the meeting, but failure to receive a notice does not deprive a shareholder of the right to vote those shares at the meeting upon producing properly endorsed share certificates, or otherwise establishing share ownership, and demanding the inclusion of his name on the list of shareholders not later than ten days before the date of the meeting.

To the knowledge of the directors and officers of the Corporation, as at October 13, 2004, the following shareholders beneficially owned, directly or indirectly or exercised control or direction over 10% of the common shares of the Corporation:

Current Capital Corp.	2,600,000 Common shares	28%
Snapper Inc.	2,590,000 Common shares	27%
PROVISIONS RELATING TO VOTING OF PROXIES

Proxies are only voted when a poll is required. A poll is a vote by written ballot which gives one vote for each common share registered in the name of the shareholder.

IF THERE IS CERTAINTY OF INSTRUCTIONS, THE PERSON NAMED IN THE ENCLOSED PROXY WILL VOTE (EXCEPT WHERE THERE IS A DIRECTION TO WITHHOLD VOTING) THE SHARES IN RESPECT OF WHICH HE OR SHE IS APPOINTED IN ACCORDANCE WITH THE DIRECTIONS OF THE MEMBER APPOINTING THE PROXY HOLDER. IN THE ABSENCE OF SUCH DIRECTIONS, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS REFERRED TO IN THE ATTACHED NOTICE OF MEETING. IF TWO DIRECTIONS ARE MADE IN RESPECT TO ANY MATTER, SUCH SHARES WILL SIMILARLY BE VOTED FOR THE ADOPTION OF SUCH MATTER.

The enclosed form of proxy confers discretionary authority upon the person named therein with respect to any amendment, variation or other matter to come before the meeting, other than the matters referred to in the Notice of Meeting, HOWEVER IF ANY SUCH AMENDMENTS, VARIATION OR OTHER MATTERS WHICH ARE NOT NOW KNOWN TO MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXIES HEREBY SOLICITED WILL BE VOTED THEREON IN ACCORDANCE WITH THE BEST JUDGEMENT OF THE PERSON OR PERSONS VOTING SUCH PROXIES.

MATTERS TO BE ACTED ON
ELECTION OF DIRECTORS - PROPOSAL NUMBER TWO

The Directors of the Corporation are elected annually and hold office until the next Annual General and Special Meeting. The Articles of the Corporation currently provide for a Board of Directors consisting of not less than three (3) and not more than ten (10) directors. Management proposes the persons listed below be nominated for election as Directors of the Corporation for the ensuing year.

Management does not contemplate that any of the persons proposed to be nominated by it will be unable to serve as Director. If prior to the Meeting any such nominees are unable or unwilling to serve, the persons named in the accompanying form of proxy will vote for another nominee or nominees in their discretion if additional nominations are made at the Meeting.

Name, Office Held with The Corporation and Present Principal Occupation	Director since	Number of shares of the Corporation beneficially owned or over which control or direction is Exercised

Kam Shah Chairman, Chief Executive Officer Chief Financial Officer	March 2, 1999	145,500

John Robinson Director	May 18, 2004	2,982,500

The information as to the shares beneficially owned or controlled, not being within the knowledge of the Corporation has been furnished by the respective nominees individually.

Statement of executive compensation

In respect of the fiscal year ended June 30, 2004, the Corporation had two executive officers as that term is defined for the purposes of the Securities Act (Ontario), in respect of which disclosure is required under that Act. For the year ended June 30, 2004, fees of $5,000 (2003 and 2002: $ Nil) were paid to a director of the Corporation. The payment was made by way of issuance of 100,000 shares of the Corporation.

Compensation of Directors

No compensation was received by the directors for each of the fiscal years ended 2004, 2003 and 2002.

Report on Executive Compensation

The Corporation's primary concern in compensating executive officers is to provide a lower level of fixed cash compensation, but to provide through profit sharing, stock appreciation rights, or bonuses, strong incentives for the executive officers to ensure their continuing commitment to the Corporation, its overall performance, and stock performance for the Corporation's shareholders.

The Corporation's goal is to provide each executive officer with incentives for performance of the business unit in which the executive officer is involved. In the case of the executive officers who have involvement in more than one business unit, the Corporation places more emphasis on the overall profitability of the Corporation and the returns to shareholders of the Corporation through increases in stock prices.

Indebtedness of Directors and Senior Officers

No directors or senior officers are indebted to the Corporation as at the date of this Circular.

Audit Committee and Relationship With Auditors

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("MI 5201990") requires the Corporation, as a Venture Issuer, to disclose annually in its information circular certain information relating to the Corporation's audit committee and its relationship with the Corporation's independent auditors.

The Audit Committee's Charter

The Corporation's audit committee is governed by its Audit Committee Charter, a copy of which is annexed hereto as Schedule "A".

Composition of the Audit Committee

The Corporation's audit committee is comprised of two (2) directors, Kam Shah and John Robinson. As defined in MI 52-110, John Robinson is independent. Also as defined in MI 52-110, Kam Shah and John Robinson are "financially literate".

Audit Committee Oversight

Since the commencement of the Corporation's most recently completed fiscal year, the Corporation's board of directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

Since the effective date of MI 52-110, the Corporation has not relied on the exemptions contained in 2.4 or 8 of MI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditors, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditors in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

Pre-Approval Policies and Procedures

The committee has not adopted specific policies and procedures for the engagement of non-audit services. The committee will review the engagement of non-audit services as required.

External Auditors Services Fees (By Category)

Financial Year Ending	Audit Fees	Audit Related Fees¹	Tax Fees²	All Other Fees³

2004	$5,680	NIL	NIL	NIL

2003	NIL	$8,935	NIL	$5,930

(1)	Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under "Audit Fees".
(2)	Fees charged for tax compliance, tax advice and tax planning services.
(3)	Fees for services other than disclosed in any other column.
Exemption

The Corporation is relying upon the exemption in section 6.1 of MI 52-110 for Venture Issuers which allows for an exemption from Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations) of MI 52-110 and allows for the short form disclosure of audit committee procedures set out in Form 52-110F2.

APPOINTMENT OF AUDITORS - PROPOSAL NUMBER THREE

It is intended to vote the proxy to reappoint Sloan Paskowitz Adelman LLP, Chartered Accountants, as auditor of the Corporation for the ensuing year and to authorize the directors to fix their remuneration and/or appoint another auditor in the event of a material event if deemed necessary. Sloan Paskowitz Adelman LLP was officially appointed as auditor by the Corporation on October 20, 2003.

AMEND "1999 STOCK OPTION PLAN" - PROPOSAL FOUR

The Corporation's stock option plan (the "Plan") was approved by the shareholders in the Annual and Special Meeting held on October 18, 1999. Under the Plan incentive share options for up to 10% of the issued and outstanding common shares of the Corporation may be granted from time to time by the board of directors to directors, officers, employees and consultants, and to the directors, officers, employees and consultants of the Corporation's subsidiaries.

The shareholders are now asked to pass a special resolution authorizing directors to raise the limit or to make any other changes in the terms of the Plan to the extent they consider appropriate within regulatory requirements if any.

PRIVATE PLACEMENTS AND SHARE ISSUANCE FOR ACQUISITIONS - PROPOSAL FIVE

Management has decided to focus its efforts on finding suitable business opportunities for the Corporation. Additional funds must be raised to finance First Empire's operating capital and acquisitions currently under consideration by the Management. Any such acquisitions and financing may involve issuance of cash and or significant number of common shares of the Corporation through the sale of an exempt offering or shelf registration as defined by the Ontario Securities Act and the United States Securities Act 1933.

The shareholders are therefore asked to pass a special resolution authorizing the directors to raise additional funds through private placements at prices deemed fit by them and to authorize the directors to issue as many shares, warrants or other financial instruments as they see fit through exempt sale offerings or shelf registrations permissible by applicable governing regulatory bodies for acquisitions, private placements, debt or working capital.

AMEND BY-LAWS - PROPOSAL SIX

Over the last few years, the laws, rules and regulations governing corporations have greatly changed with respect to corporate governance and conduct. The Corporation's by-laws were adopted in 1980 and do not necessarily reflect the new corporate standards or guidelines promulgated by governing bodies such as the US Securities and Exchange Commission ("SEC") and Ontario Securities Commission ("OSC"). As a result, the board of directors may not be able to comply or appropriately respond to the new corporate governance and conduct guidelines.

Accordingly, the shareholders are asked to approve a resolution authorizing the directors to make changes to the Corporation's by-laws from time to time as they deem fit.

STOCK ISSUANCE IN SETTLEMENT OF DEBTS - PROPOSAL SEVEN

The shareholders are asked to approve the issuance of additional common shares of the Corporation at a price at the discretion of the directors of the Corporation until the next annual general meeting, in consideration for the settlement or satisfaction of all or part of the Corporation's debt and accounts payable.

DISPOSAL OF ASSETS - PROPOSAL EIGHT

The Management is considering a number of business strategies and proposals for the Corporation, which may not be in concordance with the Corporation's current business operations. As such, it may be necessary to dispose of the Corporation's assets to accommodate new business strategies.

The shareholders are asked to pass a special resolution authorizing the directors to dispose of the Corporation's assets if deemed necessary and on terms such they consider appropriate.

STOCK SPLIT OR CONSOLIDATION - PROPOSAL NINE

The management believes that the corporation may have to deal with acquisitions and private placement situations. These situations may have profound effect on the number of shares to be issued and on the market price of these shares. A stock split or stock consolidation may be required depending upon the situation to ensure better market valuation of the Corporation's common stock.

The shareholders are therefore asked to pass a special resolution authorizing directors to either split the issued capital of the Corporation such that up to ten new common shares would be issued in exchange for one old issued common shares of the Corporation or consolidate the issued capital of the Corporation such that one share be issued in exchange for up to ten old issued common shares of the Corporation, at their sole discretion within the next Annual General Meeting.

NAME CHANGE - PROPOSAL NUMBER TEN

It is Management's opinion that First Empire Corporation Inc.'s name does not fully reflect all the current and proposed future activities of the Corporation. The business plans of the Corporation may include other multimedia products and services.

The shareholders are therefore asked to pass a special resolution authorizing the directors to change the name of the Corporation to "First Empire Industries Inc." or an appropriate name at their sole discretion and subject to its acceptance by the Ministry of Consumer and Commercial Relations.

CHANGE OF JURISDICTION - PROPOSAL ELEVEN

Management believes that the Corporation may be able to raise funds more easily if it incorporates in the USA as the Corporation's business plan and interests have a significant presence there and the capital pool is much larger. As well, the visibility of the Corporation's products and services may improve due to the much larger entertainment industry in the USA. The shareholders are therefore asked to consider and approve a special resolution to amend the Articles of the Corporation to move its reporting jurisdiction to the State of Delaware or any other State in the USA at the discretion of the directors of the Corporation.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING - PROPOSAL TWELVE

Management knows of no other matters to come before the Annual and Special Meeting of Shareholders other than as set forth in the Notice of Meeting. HOWEVER, IF OTHER MATTERS, WHICH ARE NOT KNOWN TO MANAGEMENT, SHOULD PROPERLY COME BEFORE THE MEETING, THE ACCOMPANYING PROXY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSON HOLDING THE PROXY.

CERTIFICATE OF APPROVAL OF DIRECTORS

The foregoing does not contain any untrue statements of a material fact and does not omit to state a material fact that is required to be stated. This Information Circular and the mailing of the same to shareholders has been approved by the board of directors of the Corporation.

Dated this 1st day of November, 2004

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Kam Shah

Kam Shah
Chairman, Chief Executive Officer
and Chief Financial Officer

SCHEDULE "A"
FIRST EMPIRE CORPORATION INC.

(the "Corporation")

AUDIT COMMITTEE CHARTER

Purpose of the Audit Committee

The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of the Corporation is to assist the Board in fulfilling its responsibility for the oversight of the financial reporting process. The purpose of this Charter is to ensure that the Corporation maintains a strong, effective and independent audit committee, to enhance the quality of financial disclosure made by the Corporation and to foster increased investor confidence in both the Corporation and Canada's capital markets. It is the intention of the Board that through the involvement of the Committee, the external audit will be conducted independently of the Corporation's Management to ensure that the independent auditors serve the interests of shareholders rather than the interests of the Management of the Corporation. The Committee will review financial reports or other financial information provided by the Corporation to regulatory authorities and shareholders and review the integrity, adequacy and timeliness of the financial reporting and disclosure practices of the Corporation. The Committee will monitor the independence and performance of the Corporation's independent auditors.

Composition and Procedures of the Audit Committee

The Committee shall consist of at least two (2) directors. Members of the Committee shall be appointed by the Board and may be removed by the Board in its discretion. While the Board may recommend a Chairman for the Committee, the Committee shall have the discretion to appoint the Chairman from amongst its members. The Committee shall establish procedures for quorum, notice and timing of meetings subject to the proviso that a quorum shall be no less than two (2) Committee members. Meetings shall be held no less regularly than once per quarter to review the audited financial statements and interim financial statements of the Corporation. At least one (1) member of the Committee shall be independent and the Board and the Committee shall endeavor to appoint a majority of independent directors to the Committee, who in the opinion of the Board, would be free from a relationship which would interfere with the exercise of the Committee members' independent judgment. At least one (1) member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices applicable to the Corporation. For the purposes of this Charter, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

Specific duties and responsibilities of the Audit Committee

(1)	The Committee shall recommend to the Board:

(a) the external auditors to be nominated for the purpose of preparing or issuing an auditors' report or performing other audit, review or attest services for the Corporation; and

(b) the compensation of the external auditors.

(2)	The Committee shall be directly responsible for overseeing the work of the external auditors engaged for the purpose of preparing or issuing an auditors' report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between Management and the external auditors regarding financial reporting.

(3)	The Committee shall pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the Corporation's external auditors.

(4)	The Committee satisfies the pre-approval requirement in subsection (3) if:

	(a)	the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Corporation and its subsidiary entities to the Corporation's external auditors during the fiscal year in which the services are provided;

	(b)	the Corporation or the subsidiary entity of the Corporation, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

	(c)	(b) the services are promptly brought to the attention of the Committee and approved, prior to the completion of the audit, by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Committee.

(5)

	(a)	The Committee may delegate to one or more independent members the authority to preapprove non-audit services in satisfaction of the requirement in subsection (3).

	(b)	The pre-approval of non-audit services by any member to whom authority has been delegated pursuant to subsection (5)(a) must be presented to the Committee at its first scheduled meeting following such pre-approval.

(6)	The Committee satisfies the pre-approval requirement in subsection (3) if it adopts specific policies and procedures for the engagement of the non-audit services, if:

	(a)	the pre-approval policies and procedures are detailed as to the particular service;

	(b)	the Committee is informed of each non-audit service; and

	(c)	the procedures do not include delegation of the Committee's responsibilities to Management.

(7)	The Committee shall review the Corporation's financial statements, MD&A and annual and interim earnings press releases before the Corporation publicly discloses this information.

(8)	The Committee must be satisfied that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, other than the public disclosure referred to in subsection (7), and must periodically assess the adequacy of those procedures.

(9)	The Committee must establish procedures for:

	(a)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

	(b)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

	(c)	the procedures do not include delegation of the Committee's responsibilities to Management.

(10)	The Committee must review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

(11)	The Committee shall have the authority:

	(a)	to engage independent counsel and other advisors as it determines necessary to carry out its duties,

	(b)	to set and pay the compensation for any advisors employed by the Committee; and

	(c)	to communicate directly with the internal and external auditors.

(12)	The Committee shall review with Management and independent auditors the quality and the appropriateness of the Corporation's financial reporting and accounting policies, standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

9

(13)	The Committee shall review the clarity of the financial statement presentation with a view to ensuring that the financial statements provide meaningful and readily understandable information to shareholders and the investing public.

(14)	The Committee shall monitor the independence of the independent auditors and establish procedures for confirming annually the independence of the independent auditors and any relationships that may impact upon the objectivity and the independence of the external auditors.

(15)	The Committee shall review with Management and the external auditors the audit plan for the yearend financial statements prior to the commencement of the year end audit.

(16)	The Committee shall review the appointments of the Corporation's Chief Financial Officer and any other key financial executives involved in the financial reporting process.

(17)	The Committee shall review with Management and the external auditors significant related party transactions and potential conflicts of interest.

(18)	The Committee shall review in consultation with the external auditors and Management the integrity of the Corporation's financial reporting process and internal controls.

(19)	The Committee shall meet with the external auditors in the absence of Management to discuss the audit process, any difficulties encountered, any restrictions on the scope of work or access to required information, any significant judgments made by Management and any disagreement among Management and the external auditors in the preparation of the financial statements and such other matters that may arise as a result of the audit or review by the external auditors.

(20)	The Committee shall conduct or authorize any review or investigation and consider any matters of the Corporation the Committee believes is within the scope of its responsibilities and shall establish procedures for such review or investigation as may be required.

(21)	The Committee shall make recommendations to the Board with respect to changes or improvements to financial or accounting practices, policies and principles and changes to this Charter.

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PROXY

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF FIRST EMPIRE CORPORATION INC.

TO BE HELD AT 47 Avenue Road, Suite 200, Toronto, Ontario, on Thursday, November 25, 2004, at 9 a.m.

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Kam Shah, Chief Executive Officer and Chairman of the Corporation, or in the place of the foregoing, , as proxyholder for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the registered shareholders of the Corporation ("Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned registered shareholder was present at the said Meeting, or any adjournment thereof.

The registered shareholder hereby directs the proxyholder to vote the securities of the Corporation recorded in the name of the registered shareholder as specified herein.

The undersigned registered shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGNATURE OF HOLDER:

DATED THIS DAY OF , 2004

RESOLUTIONS (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)
	For	Against	Withhold
1. Receiving and approving the consolidated financial statements.
2. Electing the directors as nominated by management.
3. Reappointing Sloan Paskowitz Adelman LLP, Chartered Accountants, as auditors of the Corporation and authorizing directors to fix their remuneration, and to appoint another auditor if necessary in the event of a material event.
4. Authorizing directors to amend the 1999 Stock Option Plan as they see fit.
5. Authorizing directors to continue to raise funds through private placements, and to issue as they deem necessary as many additional common, convertible or preferred shares, warrants or other financial instruments through exempt offerings or shelf registrations for acquisitions, private placements, working capital or debt.
6. Authorizing directors to make any changes to the Corporation's by-laws as they deem fit.
7. Authorizing directors to approve issuance of additional common shares of the Corporation for settlement of debts and payables at their discretion.
8. Authorizing the directors to do, at their sole discretion, either a 1:10 stock split or 10:1 stock consolidation of the common shares of the Corporation within the next annual general meeting.
9. Authorizing directors to change the name of the Corporation at their discretion subject to its acceptability by Ministry of Consumer and Commercial Relations.
10. Authorizing the amendment of the Articles of the Corporation to allow directors to move the jurisdiction of the Corporation to USA.
11. Transacting such other business as may be properly brought before the Meeting or any adjournment thereof.
THIS PROXY MUST BE SIGNED AND DATED. SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	This Proxy is solicited by the Management of the Corporation.

2.	This form of proxy ("Instrument of Proxy") must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of the Corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or notarial copy of the instrument so empowering such person, or such other documentation in support as may be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.	If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Corporation.

4.	A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.	A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(A) appoint one of the management proxyholdersnamed in the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(B) appoint another proxyholder, who need not be a Registered Shareholder of the Corporation, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.	The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instruction of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7.	If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of the Corporation no later than 11 a.m. on November 24, 2004, or adjournment thereof.

The mailing address of the Corporation is 47 Avenue Road, Suite 200, Toronto, Ontario, M5R 2G3.